UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34913

SinoTech Energy Limited

3/F, No. 19 Ronghua South Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

Telephone: +86-10-8712-5555

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Order Instituting Administrative Proceedings and Notice of Hearing Pursuant to Section 12(j) of the Securities Exchange Act of 1934

On May 2, 2012, the United States Securities and Exchange Commission (the “SEC”) issued an Order Instituting Administrative Proceedings and Notice of Hearing Pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the “Order”), instituting public administrative proceedings (the “12(j) Action”) against SinoTech Energy Limited (the “Company”).

In the Order, the SEC alleged that the Company has no compliant Commission filings, is delinquent in its periodic filings with the Commission, and has failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13a-1 thereunder.

The Order further states that the 12(j) Action was instituted to determine, among other things, whether it is necessary and appropriate for the protection of investors to suspend for a period not exceeding twelve months, or revoke the registration of, each class of securities registered pursuant to Section 12 of the Exchange Act of the Company and any successor under Exchange Act Rule 12b-2 or 12g-3.

On May 4, 2012, the SEC ordered that a hearing for the 12(j) Action commerce on June 4, 2012.

The Company does not intend to contest the 12(j) Action. As a result, the SEC may suspend for a period not exceeding twelve months, or revoke the registration of, each class of securities registered pursuant to Section 12 of the Exchange Act of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOTECH ENERGY LIMITED

	By:	/s/ Guoqiang Xin

	Name:	Guoqiang Xin

	Title:	Chief Executive Officer

Date: May 14, 2012

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